UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Visteon Corporation
(Name of Issuer)

Common Stock, $1.00 par value
(Title of Class of Securities)

92839U107
(CUSIP Number)

John C. Nagel
Citadel Investment Group, L.L.C.
131 S. Dearborn Street, 32nd Floor
Chicago, Illinois 60603
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 6, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92839U107	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Securities LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,018,400 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8 percent[1]
14	TYPE OF REPORTING PERSON OO, BD

1 See Item 5.

CUSIP No. 92839U107	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Holdings I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,018,400 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8 percent[2]
14	TYPE OF REPORTING PERSON PN, HC

2 See Item 5.

CUSIP No. 92839U107	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Investment Group II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,018,400 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8 percent[3]
14	TYPE OF REPORTING PERSON OO, HC

 3 See Item 5.

CUSIP No. 92839U107	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Kenneth Griffin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,018,400 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8 percent[4]
14	TYPE OF REPORTING PERSON IN, HC

4 See Item 5.

CUSIP No. 92839U107	Page 6 of 10 Pages

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to shares of Common Stock, $1.00 par value (the “Shares”), of Visteon Corporation, a Delaware corporation (“Issuer”).  The principal executive offices of the Issuer are located at One Village Center Drive, Van Buren Township, Michigan 48111.

ITEM 2.	IDENTITY AND BACKGROUND.

This Schedule 13D is being jointly filed by Citadel Securities LLC (“CS”), Citadel Holdings I LP (“CH-I”), Citadel Investment Group II, L.L.C. (“CIG-II”) and Kenneth Griffin (“Griffin” and, together with CS, CH-I and CIG-II, the “Reporting Persons”) with respect to Shares of the Issuer owned by CS.  A joint filing agreement is attached as Exhibit 99.1.

CS is a registered broker-dealer.  CH-I is the non-member manager of CS. CIG-II is the general partner of CH-I.  Griffin is the President and Chief Executive Officer of CIG-II and owns a controlling interest in it.  CH-I is a Delaware limited partnership.  CS and CIG-II are each Delaware limited liability companies.  Griffin is a United States citizen.  The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of CS and CIG-II is set forth on Exhibit 99.2 attached hereto.

For each of the Reporting Persons, the principal address is 131 S. Dearborn Street, 32nd Floor, Chicago, Illinois 60603.

During the last five years, none of the Reporting Persons, nor, to the best of each of the Reporting Persons’ knowledge, any of the persons listed on Exhibit 99.2, has been convicted in any criminal proceedings or has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons may be deemed to be members of a “group” with certain other persons for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”).  See Item 6 below.  The Reporting Persons expressly disclaim that they have agreed to act as a group.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Shares were acquired in open market purchases for an aggregate of approximately $1,648,000. Funds for the purchase of the securities of the Issuer described in this Item 3 were derived from general working capital of the Reporting Persons and their affiliates.  For purposes of the Reporting Persons, “general working capital” includes cash on hand and margin account and other borrowings made in the ordinary course of business.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the Shares for investment purposes (including for hedging certain positions that the Reporting Persons hold in debt instruments issued by the Issuer).  The Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters specified in Item 4 of Schedule 13D except as set forth in Item 6 below, as amended or supplemented.  The information set forth in Item 6 of this Schedule 13D as amended or supplemented is hereby incorporated herein by reference.

The Reporting Persons may from time to time in the ordinary course of business pledge, lend, borrow, or transfer the securities of the Issuer to brokers, banks or other financial institutions (“Lenders”) as collateral for loans or other obligations of the Reporting Persons pursuant to margin, prime brokerage, loan, or other financing arrangements. If the Reporting Persons enter such arrangements, the Lenders may acquire the right to vote and/or dispose of the securities of the Issuer held as collateral.

CUSIP No. 92839U107	Page 7 of 10 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) - (b)  As of  April 26, 2010, the number of Shares outstanding was 130,320,880 according to the Issuer’s Form 10-Q filed on April 30, 2010.  As of the date hereof, the Reporting Persons are the beneficial owners of 1,018,400 Shares, which constitutes approximately 0.8% of the Issuer’s outstanding Shares.  The Reporting Persons have the shared power to vote and shared power to dispose of 1,018,400 Shares.  The information set forth in Item 6 of this Schedule 13D as amended or supplemented is hereby incorporated herein by reference.

(c)           Except as set forth on Exhibit 99.3 attached hereto, there have been no transactions with respect to the Shares during the sixty days prior to the date of this Schedule 13D by the Reporting Persons nor, to the best of each of the Reporting Persons’ knowledge, by any of the persons listed on Exhibit 99.2.

(d)           Not applicable.

(e)           Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On May 28, 2009, the Issuer, its subsidiaries and certain of its affiliates (collectively, the “Debtors”) filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”).  On May 6, 2010, the Debtors filed with the Bankruptcy Court a Second Amended Joint Plan of Reorganization of the Debtors (the “Plan”) and a Second Amended Disclosure Statement for the Second Amended Joint Plan of Reorganization (the “Disclosure Statement”).  The Plan is included as Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on May 12, 2010 and as Exhibit 99.4 to this Schedule 13D.  The Bankruptcy Court has scheduled a hearing to approve the Disclosure Statement for May 24, 2010.

In connection with the filing of the Plan, on May 6, 2010, the Issuer entered into an equity commitment agreement (the “Equity Commitment Agreement”) with certain investors (the “Investors”), including CS.  The Equity Commitment Agreement provides, among other things, that Issuer will conduct a rights offering whereby certain holders of existing unsecured notes of Issuer (including CS) may elect to purchase up to 34,310,200 shares of the Common Stock of a reorganized Issuer for $27.69 per share, in accordance with the Plan.  The Equity Commitment Agreement also provides that the Investors severally agree to purchase 10,834,800 shares of the Common Stock of a reorganized Issuer and any shares not purchased in connection with the rights offering.  The Issuer has agreed to pay the following fees and expenses to the Investors: (i) $43,750,000, twenty-five percent of which is payable upon entry of the order approving the Equity Commitment Agreement and the remainder of which would be payable upon consummation of the transactions contemplated by the Equity Commitment Agreement; (ii) $16,625,000 for arranging the transactions contemplated by the Equity Commitment Agreement, to be paid only to certain of the Investors upon consummation of the transactions contemplated by the Equity Commitment Agreement; and (iii) out of pocket costs and expenses reasonably incurred by each of the Investors in connection with the Equity Commitment Agreement.  In addition, the Issuer has agreed to support the Investors’ request for payment of liquidated damages in the event that the Issuer enters into an agreement in connection with, or approves or seeks Bankruptcy Court approval of, certain alternative transactions, as well as if the Issuer’s approval of the rights offering-based plan is withdrawn, qualified, or modified in a manner adverse to the Investors and otherwise inconsistent with its obligations under the Equity Commitment Agreement.  The Bankruptcy Court has scheduled a hearing for approval of the Issuer’s entry into the Equity Commitment Agreement for May 24, 2010.  The above summary of the material terms of the Equity Commitment Agreement is qualified in its entirety by reference to the text of the Equity Commitment Agreement, a copy of which is attached hereto as Exhibit 99.5.  The Equity Commitment Agreement is subject to the approval of the Bankruptcy Court, as well other conditions, and contains representations, warranties, covenants, and indemnities customary for a transaction of the type contemplated thereby.

Upon entering into the Equity Commitment Agreement, the Reporting Persons and the Investors may be deemed to be a “group” pursuant to Section 13(d)(3) of the Exchange Act.  The Reporting Persons do not expressly affirm membership in a group with any of the other Investors, and disclaim beneficial ownership of any Shares held by the other Investors.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates are the beneficial owners of any Shares beneficially owned by any of the other Investors for purposes of Section 13(d) of the Exchange Act, the rules promulgated thereunder or for any other purpose.

CUSIP No. 92839U107	Page 8 of 10 Pages

The Reporting Persons expect to evaluate independently on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including whether various strategic transactions have occurred or may occur, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities.  Accordingly, but subject to the Reporting Person’s obligations under that certain Plan Support Agreement, as filed with the Bankruptcy Court on May 6, 2010 and attached hereto as Exhibit 99.6, among the Investors (including CS), certain of the Issuer’s note holders and the Issuer (the “Plan Support Agreement”), each Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate.  In particular, and subject to the Reporting Person’s obligations under the Plan Support Agreement, the Reporting Persons may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, including additional Common Stock, dispose of all or a portion of the securities of the Issuer, including the Common Stock, that the Reporting Persons now own or may hereafter acquire and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities.  In addition, and subject to the Reporting Person’s obligations under the Plan Support Agreement, the Reporting Persons may engage in discussions with management, members of the board of directors of the Issuer, shareholders of the Issuer and other relevant parties concerning the operations, management, composition of the Issuer’s board of directors and management, ownership, capital structure, balance sheet management, strategy and future plans of the Issuer, including the possibility of proposing one of more acquisitions, business combinations, mergers, asset sales, asset purchases or other similar transactions involving the Issuer and other third parties.

The Plan Support Agreement provides, among other things, and subject to certain exceptions set forth therein, that certain note holders party thereto shall (i) vote all relevant claims they hold to accept the Plan, (ii) support entry of a disclosure statement order and (iii) permit disclosure in the Disclosure Statement and any filings by the Debtors with the Securities and Exchange Commission of the contents of the Plan Support Agreement.  Further, unless the Debtors and the note holders party to the Plan Support Agreement agree to pursue an alternative plan, such note holders agree that they shall not subject to certain exceptions set forth therein (A) support or vote in favor of an alternative plan, (B) participate in negotiations or enter into any agreements regarding an alternative plan, (C) withdraw support for the Plan, (D) object to or commence any proceeding opposing any of the terms of the Plan or the Disclosure Statement, (E) object to or commence any proceeding opposing or objecting to the entry of the disclosure statement order, (F) encourage any other entity to take any action to interfere with entry of the disclosure statement order or an order of the Bankruptcy Court confirming the Plan, (G) object to or commence any proceeding opposing or objecting to the approval of the Plan or (H) take any action inconsistent with the Plan Support Agreement or the Plan, or that would unreasonably delay the approval of the Disclosure Statement or confirmation of the Plan.  The above summary of the material terms of the Plan Support Agreement is qualified in its entirety by reference to the text of the Plan Support Agreement, a copy of which is attached hereto as Exhibit 99.6.

In connection with the filing of the Plan, and subject to Bankruptcy Court approval, the Issuer entered into a Cash Recovery Backstop Agreement with certain Investors, including CS (the “Backstop Agreement”).  Pursuant to the Backstop Agreement, the note holders signatory thereto (the “Backstop Note Holders”), severally agreed to fund cash distributions to certain note holders who are not eligible to participate in the rights offering under the Plan in exchange for the Issuer issuing to such Backstop Note Holders the rights to participate in the rights offering that would have been distributed to such non-eligible holders, had they been eligible holders.  The above summary of the material terms of the Backstop Agreement is qualified in its entirety by reference to the text of the Backstop Agreement, a copy of which is attached hereto as Exhibit 99.7.

Upon consummation of the transactions contemplated by the Equity Commitment Agreement, certain holders of shares of the Common Stock of the reorganized Issuer will be entitled to customary registration rights, including shelf registration rights, demand registration rights and piggyback registration rights, and shall be subject to customary transfer restrictions following a public offering of the Common Stock of a reorganized Issuer, in accordance with the terms and subject to the conditions of a registration rights agreement to be entered into by and among the Issuer and such holders.  The above summary of the material terms of the form of the registration rights agreement is qualified in its entirety by reference to the text of the form of the registration rights agreement, a copy of which is attached hereto as Exhibit 99.8.

Upon consummation of the transactions contemplated by the Equity Commitment Agreement, the initial board of directors of a reorganized Issuer shall consist of nine members to be designated as follows: (i) the current Chief Executive Officer of Issuer, (ii) two individuals designated by the Issuer from a pool of individuals (the “Director Pool”) selected by certain majority investors, and (iii) six individuals designated by certain majority investors from the Director Pool.  The majority investors shall be determined based on the amount of Common Stock issuable to them pursuant to the Equity Commitment Agreement and the Plan.

CUSIP No. 92839U107	Page 9 of 10 Pages

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as appendices and exhibits (or incorporated by reference herein):

Exhibit 99.1	Joint Filing Agreement
Exhibit 99.2	Directors and Officers of CS and CIG-II
Exhibit 99.3	Transactions in the Shares effected in the past 60 days
Exhibit 99.4
Second Amended Joint Plan of Reorganization for Visteon Corporation and its Debtor Affiliates.  (Incorporated herein by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on May 12, 2010)

Exhibit 99.5	Equity Commitment Agreement, dated as of May 6, 2010, by and between Visteon Corporation and certain investors
Exhibit 99.6	Plan Support Agreement, dated as of May 6, 2010, by and between Visteon Corporation and certain investors
Exhibit 99.7	Cash Recovery Backstop Agreement, dated as of May 6, 2010, by and between Visteon Corporation and certain investors
Exhibit 99.8	Registration Rights Agreement, dated as of [____ __], 2010, by and between Visteon Corporation and certain investors

CUSIP No. 92839U107	Page 10 of 10 Pages

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 17th day of May, 2010

CITADEL SECURITIES LLC By: Citadel Holdings I LP, its Non-Member Manager By: /s/ John C. Nagel John C. Nagel, Authorized Signatory	CITADEL HOLDINGS I LP By:Citadel Investment Group II, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory
CITADEL INVESTMENT GROUP II, L.L.C. By: /s/ John C. Nagel John C. Nagel, Authorized Signatory	KENNETH GRIFFIN By: /s/ John C. Nagel John C. Nagel, attorney-in-fact*

* John C. Nagel is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission on February 24, 2006, and hereby incorporated by reference herein. The power of attorney was filed as an attachment to a filing by Citadel Limited Partnership on Schedule 13G for Morgans Hotel Group Co.